Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I am a Specialist here at Masterworks.

I am pleased to announce our latest offering, a painting by the contemporary Japanese icon, Yayoi Kusama. In 2021, Kusama’s total auction turnover approached $180 million, ranking her 10th among all artists, and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 380 examples of Kusama’s work from around the world, many of which are priced in excess of

$5 million.

The latest offering belongs to the artist’s “Pumpkin” series and was executed in 2004. The painting is a bright green, medium scale example of these historically commercial works.

As of October 2022, Pumpkin paintings account for four of the artist’s top ten auction records. These are led by “Pumpkin (LPASG)” (2013), which sold for $8 million at Christie’s, Hong Kong in December of 2021, “Pumpkin (TWPOT)” (2010), which sold for just under $7 million at Sotheby’s, Hong Kong in April of 2019, and “Pumpkin” (1990), which sold for $6.2 million at Ravenel International Art Group in Taipei in June of 2019.

Pumpkin paintings that are under 30 inches by 30 inches in height and width have achieved prices in excess of $2.5 million at auction since 2021. The similarly green “Pumpkin” (1991) sold for $3.4 million at Christie’s, Hong Kong in December of 2021, while a pink example identical in size to the Painting, “Pumpkin” (1992), sold for $3.4 million at Sotheby’s, Hong Kong in June of 2021. More recently, “Pumpkin” (1995), another example smaller than the Painting, sold for $2.6 million at Christie’s, Hong Kong in May of 2022.

Between October 2007 and August 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 30.5%.